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                              January 8, 2024

       Dajiang Guo
       Chief Executive Officer
       AlphaTime Acquisition Corp
       500 5th Avenue, Suite 938
       New York, NY 10110

                                                        Re: AlphaTime
Acquisition Corp
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Response Dated
December 26, 2023
                                                            File No. 001-41584

       Dear Dajiang Guo:

              We have reviewed your December 26, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21,
       2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Evaluation of Disclosure Controls and Procedures, page 76

   1. We note your response to our comment. Please note that simply making revisions to future periodic filings
will not be sufficient. Please revise your periodic reports filed to date to include the
required disclosures pursuant to Item 307 of Regulation S-K. As a part of your process,
please consider whether failure to include the required disclosures previously impacts
conclusions regarding the effectiveness of your disclosure controls and procedures as of the
end of the period covered by the report. In particular, please consider the definition
of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that
effective controls and procedures would ensure that information required to be
disclosed by the issuer is recorded, processed, summarized and reported within the time periods
specified in the Commission's rules and forms. In light of these facts, if management
concludes that the disclosure controls and procedures were effective
 Dajiang Guo
AlphaTime Acquisition Corp
January 8, 2024
Page 2
      nonetheless, please tell us the factors you considered and highlight for us those factors that supported your conclusion.
       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameDajiang Guo
                                                             Division of
Corporation Finance
Comapany NameAlphaTime Acquisition Corp
                                                             Office of Real
Estate & Construction
January 8, 2024 Page 2
cc:       Michael Blankenship, Winston & Strawn
FirstName LastName